Exhibit 99.1

CENTOGENE Announces Voting Results of Extraordinary General Meeting

Approval of All Resolutions, Including Announced Transaction With Charme Capital Partners

CAMBRIDGE, Mass. and ROSTOCK, Germany and BERLIN, December 4, 2024 (GLOBE NEWSWIRE) – Centogene N.V. (OTC: CNTGF) (“CENTOGENE” or the “Company”), the essential life science partner for data-driven answers in rare and neurodegenerative diseases, today announced the voting results of the Company’s Extraordinary General Meeting. Shareholders voted in favor of all proposals, which included the approval of the previously announced envisaged sale and transfer of Centogene GmbH to Charme Capital Partners Limited, a pan-European private equity firm.

At the Extraordinary General Meeting of CENTOGENE, 57.16% of the Company’s issued share capital were represented.

About CENTOGENE

CENTOGENE’s mission is to provide data-driven, life-changing answers to patients, physicians, and pharma companies for rare and neurodegenerative diseases. We integrate multiomic technologies with the CENTOGENE Biodatabank – providing dimensional analysis to guide the next generation of precision medicine. Our unique approach enables rapid and reliable diagnosis for patients, supports a more precise physician understanding of disease states, and accelerates and de-risks targeted pharma drug discovery, development, and commercialization.

Since our founding in 2006, CENTOGENE has been offering rapid and reliable diagnosis – building a network of approximately 30,000 active physicians. Our ISO, CAP, and CLIA certified multiomic reference laboratories in Germany utilize Phenomic, Genomic, Transcriptomic, Epigenomic, Proteomic, and Metabolomic datasets. This data is captured in our CENTOGENE Biodatabank, with over 850,000 patients represented from over 120 highly diverse countries, over 70% of whom are of non-European descent. To date, the CENTOGENE Biodatabank has contributed to generating novel insights for more than 300 peer-reviewed publications.

By translating our data and expertise into tangible insights, we have supported over 50 collaborations with pharma partners. Together, we accelerate and de-risk drug discovery, development, and commercialization in target and drug screening, clinical development, market access and expansion, as well as offering CENTOGENE Biodata Licenses and Insight Reports to enable a world healed of all rare and neurodegenerative diseases.

To discover more about our products, pipeline, and patient-driven purpose, visit www.centogene.com and follow us on LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “plan,” “is designed to,” “potential,” “predict,” “objective” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” or the negative of these are generally intended to identify forward-looking statements. Forward-looking statements may include statements regarding the expected timing of the closing of the proposed transaction, the ability of the parties to complete the proposed transaction considering the various closing conditions, the sufficiency of the funding provided under the short-term loan agreement to finance the Company to the closing date of the proposed transaction, the amount of funds (if any) from the proposed transaction available to pay to the Company’s stockholders in a liquidation distribution, the Company’s plans to dissolve, liquidate and suspend its reporting obligations under the U.S. securities laws, and any assumptions underlying any of the foregoing. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward- looking statements. Such risks and uncertainties include, among others, (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the Company’s business and prospects, (ii) uncertainties as to the timing of the consummation of the proposed transaction and the potential failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining requisite regulatory approvals, (iii) the proposed transaction may involve unexpected costs, liabilities or delays, (iv) the effect of the announcement, pendency or completion of the proposed transaction on the ability of the Company to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom the Company does business, or on the Company’s operating results and business generally, (v) the Company’s business may suffer as a result of uncertainty surrounding the proposed transaction and disruption of management’s attention due to the proposed transaction, (vi) the outcome of any legal proceedings related to the proposed transaction or otherwise, (vii) the Company may be adversely affected by other economic, business and/or competitive factors, (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the SPA and the proposed transaction, (ix) restrictions during the pendency of the proposed transaction that may impact the Company’s ability to pursue certain business opportunities, (x) negative economic and geopolitical conditions and instability and volatility in the worldwide financial markets, (xi) possible changes in current and proposed legislation, regulations and governmental policies, (xii) the Company’s ability to streamline cash usage, (xiiii) the Company’s continued ongoing compliance with covenants linked to financial instruments, (xiv) the Company’s requirement for additional financing and (xv) the Company’s ability to continue as a going concern. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on May 15, 2024, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

CONTACT

CENTOGENE

Melissa Hall

Corporate Communications

Press@centogene.com

Lennart Streibel

Investor Relations

IR@centogene.com